March 31, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Richmond Mutual Bancorporation, Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form S-4

(SEC File No. 333-294527)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the United States Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Richmond Mutual Bancorporation, Inc. (the “Company”) hereby requests that the effectiveness of the above referenced registration statement on Form S-4 be accelerated by the Commission so that it will become effective at 10:00 a.m. Eastern Time on April 3, 2026, or as soon thereafter as practicable.

Please contact Martin L. Meyrowitz, PC at (202) 295-4527 or mey@sfttlaw.com with any questions you may have. In addition, please notify Mr. Meyrowitz when this request for acceleration has been granted.

Very truly yours,

Richmond Mutual Bancorporation, Inc.

/s/Garry D. Kleer

Garry D. Kleer

President and Chief Executive Officer